18001564

SEC Mail Processing Section MAR 01 2018 Washington DC 408

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50996

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gemini Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Jackson Blvd., 20th Floor
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Tumen (312) 692-5083
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jesser, Ravid, Jason, Basso and Farber, LLP
(Name – *if individual, state last, first, middle name*)

150 N. Wacker Dr., Ste. 3100	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Tumen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gemini Capital, LLC, as of December, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Theresa Vickers

Notary Public

OFFICIAL SEAL
THERESA VICKERS
Notary Public - State of Illinois
My Commission Expires May 4, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A copy of the Review Report of an Independent Registered Public Accounting Firm on Management's Claim of Exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEMINI CAPITAL, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORTS

YEAR ENDED DECEMBER 31, 2017

CONTENTS

JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

To the Members of
Gemini Capital, LLC
Chicago, Illinois

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gemini Capital, LLC (the Company) as of December 31, 2017, the related statements of operations and changes in members' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gemini Capital, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information presented in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental

information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information presented in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jesser, Ravid, Jasonn, Basso and Farber, LLP

We have served as Gemini Capital, LLC's auditor since 2014.

Chicago, IL

February 23, 2018

GEMINI CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$ 10,522
	$ 10,522

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accrued expenses	$ 4,000
	4,000
Members' capital	6,522
	$ 10,522

See Notes to Financial Statements.

GEMINI CAPITAL, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2017

REVENUES:		
Commission revenues	$ -	
Total revenues		$ -
EXPENSES:		
Insurance expense	637	
Office expenses	2,470	
Professional fees	4,023	
Total expenses		7,130
NET LOSS		(7,130)
MEMBERS' CAPITAL, BEGINNING OF YEAR		6,002
CAPITAL CONTRIBUTIONS		7,650
CAPITAL WITHDRAWALS		-
MEMBERS' CAPITAL, END OF YEAR		$ 6,522

See Notes to Financial Statements.

GEMINI CAPITAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

OPERATING ACTIVITIES:		
Net loss	$ (7,130)	
Net cash used in operating activities		$ (7,130)
FINANCING ACTIVITIES:		
Capital contributions	7,650	
Capital withdrawals	-	
Net cash provided by financing activities		7,650
NET INCREASE IN CASH		520
CASH, BEGINNING OF YEAR		10,002
CASH, END OF YEAR		$ 10,522
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Cash paid during the year for interest		$ -
Cash paid during the year for income taxes		$ -

See Notes to Financial Statements.

1. Organization:

Gemini Capital, LLC (the "Company") was organized in the State of Illinois in accordance with the Illinois Limited Liability Company Act on April 6, 1998. The Company is a securities broker-dealer conducting its business on a fully disclosed basis. It is registered with the U.S. Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

2. Significant Accounting Policies:

The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company maintains cash in a bank account insured by the Federal Deposit Insurance Corporation (FDIC). The insurance is currently limited to $250,000. During 2017, the account never exceeded the limit and no losses have been incurred on the account.

The Company is not liable for federal income taxes as the members recognize the Company's income or loss on their personal tax returns. For 2017, the Company was exempt from Illinois Replacement Tax as it qualified as an Investment Partnership. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will "more-likely-than-not" be sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense or benefit and liability or asset, respectively, in the current year. For the year ended December 31, 2017, management has determined that there were no material uncertain income tax positions. The Company is not subject to examination by United States federal and state tax authorities for tax years before 2014.

Recorded amounts of cash and accrued expenses approximate fair value, based on their short-term nature, and are categorized as Level 1 assets and liabilities within the fair value hierarchy established by FASB ASC 820.

Management has evaluated subsequent events through February 23, 2018, the date on which the financial statements were available to be issued.

3. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. (The rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2017, the Company had net capital of $6,522, which is $1,522 in excess of its required net capital.

GEMINI CAPITAL, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL

Total members' capital, end of year	$	6,522
Less:		
Non-allowable asset:		-
NET CAPITAL		6,522
Minimum capital requirement		5,000
EXCESS NET CAPITAL	$	1,522
EXCESS NET CAPITAL AT 1000%	$	522

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item(s) included in the statement of financial condition:		
Accrued expenses, as applicable	$	4,000
Aggregate indebtedness	$	4,000
Ratio: Aggregate indebtedness to Net Capital		0.61 to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2017.

GEMINI CAPITAL, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C 3-3

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C 3-3

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

JESSER RAVID
JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C 3-3

The Members
Gemini Capital, LLC
Chicago, Illinois

We have reviewed management's statements included in the accompanying Management's Claim of Exemption from SEC Rule 15c3-3, in which: (1) Gemini Capital, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemptive provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemptive provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jesser, Ravid, Jason, Basso and Farber, LLP
Chicago, IL

February 23, 2018

MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C3-3

Jesser, Ravid, Jason Basso and Farber, LLP
150 North Wacker Drive,
Suite 3100
Chicago, IL 60606

Gemini Capital, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Sec. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Sec. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, management states the following:

1. Gemini Capital, LLC claimed an exemption from 17 C.F.R. Sec. 240.15c3-3 under the following provisions of 17 C.F.R. Sec. 240.15c3-3 (k): (2)(ii).

2. Gemini Capital, LLC did not carry securities accounts for customers or perform custodial functions relating to customer securities, and therefore, was exempt from the requirements of the SEC's Customer Protection Rule.

3. Gemini Capital, LLC has met the requirements of the exemptive provisions referred to above for the year ended December 31, 2017, without exception.

4. Gemini Capital, LLC has disclosed to you any regulatory examinations or correspondence with the SEC or its designated examining authorities concerning its compliance with the exemptive provisions.

5. All subsequent events through the date of the report of independent registered public accounting firm on consolidated financial statements that could have a material effect on Gemini Capital, LLC's assertions contained herein have been disclosed to you.

6. Gemini Capital, LLC has designed and implemented effective internal controls in order to maintain its compliance with the exemptive provisions.

7. Gemini Capital, LLC actively monitors its compliance with the exemptive provisions.

This report is to be filed with Gemini Capital, LLC's annual audited consolidated financial statements, and is intended solely for the information and use of the SEC and its designated examining authorities in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

I, Steven Tumen, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: ______________________

Title: Steven Tumen, Managing Member

Date: February 23, 2018

GEMINI CAPITAL, LLC

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORTS

YEAR ENDED DECEMBER 31, 2017

SEC
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